                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)

                       UNITED INVESTORS GROWTH PROPERTIES
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO,
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                               September 29, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d- (g), check the following box. [ ]

                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ----------------------

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                   (a)     [ ]
                                                                   (b)     [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           13,216

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           13,216

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           13,216

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately  33.64%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                   (a)     [ ]
                                                                   (b)     [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           13,216

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           13,216

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           13,216

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 33.63%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                   (a)     [ ]
                                                                   (b)     [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           3,926

         8.       SHARED VOTING POWER

                           13,216

         9.       SOLE DISPOSITIVE POWER

                           3,926

         10.      SHARED VOTING POWER

                           13,216

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           17,142


12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 43.64%

14.      TYPE OF REPORTING PERSON

                  CO

                         AMENDMENT NO. 8 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes Amendment No. 8 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 10, 1999 by AIMCO Properties, L.P. ("AIMCO OP"), AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO") as amended by (i) Amendment No. 1, filed with the Commission on July 2, 1999, by AIMCO OP, AIMCO-GP and AIMCO, (ii) Amendment No. 2, filed with the Commission on July 16, 1999, by AIMCO OP, AIMCO-GP and AIMCO,
(iii) Amendment No. 3 filed with the Commission on August 6, 1999 by AIMCO OP, AIMCO-GP and AIMCO, (iii) Amendment No. 3 filed with the Commission on August 6, 1999 by AIMCO OP, AIMCO- GP and AIMCO, (iv) Amendment No. 4 filed with the Commission on August 6, 1999 by AIMCO OP, AIMCO-GP and AIMCO, (iv) Amendment No. 4 filed with the Commission on April 20, 2000 by AIMCO OP, AIMCO-GP and AIMCO,
(v) Amendment No. 5 filed with the Commission on June 10, 1999, by AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6 filed with the Commission on June 14, 2000, by AIMCO OP, AIMCO-GP and AIMCO, and (vii) Amendment No. 7, dated July 21, 2000, filed with the Commission by AIMCO OP, AIMCO-GP and AIMCO. AIMCO OP, AIMCO-GP and AIMCO] are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

(1)      SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest (the "Units") of United Investors Growth Properties a Missouri limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(c), (f) The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. AIMCO Properties, L.P. is a Delaware limited partnership. AIMCO-GP, Inc. is a Delaware corporation. Apartment Investment and Management Company is a Maryland Corporation. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Schedule 13D ("Annex I"), which is incorporated herein by reference.

                  (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         AIMCO OP has purchased the following Units, as follows:

         Date                       Number of Units                    Price Per Unit
         ----                       ---------------                    --------------
         7/15/00                          390                               $24
         7/29/00                           16                               (1)

----------------
(1) The 16 Units were purchased as part of 27,820.2 units purchased in several partnerships for an aggregate price of $3,700,000.


         All of the Units purchased were purchased out of the working capital of AIMCO OP or AIMCO OP's credit facility.

         Under AIMCO OP's secured $400 million revolving credit facility with Bank of America and several other lenders, AIMCO OP., NHP Management Company and AIMCO/Bethesda Holdings, Inc. are the borrowers and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The credit facility includes a swing line of up to $30 million. The obligations under the credit facility are secured by a first priority pledge of AIMCO OP's stock ownership in certain subsidiaries of AIMCO and its interests in notes issued by it to certain subsidiaries of AIMCO and a second priority pledge of each borrower's and AIMCO Holdings, L.P.'s stock ownership in certain subsidiaries of AIMCO and certain options to purchase Beneficial Assignee Interests ("BACs") of Oxford Tax Exempt Fund II Limited Partnership. The annual interest rate under the credit facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 2.05% and 2.55% in the case of LIBOR- based loans and between 0.55% and 1.05% in the case of base rate loans, based upon a fixed charge coverage ratio. The credit facility expires on July 31, 2002, unless extended at the discretion of the borrowers, at which time the revolving facility would be converted into a term loan for up to two successive one-year periods. The financial covenants contained in the credit facility require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, a fixed charge coverage ratio of at least 1.7 to 1.0 until December 31, 2000, and 1.75 to 1.0 thereafter, an adjusted fixed charge coverage ratio (excluding amortization of the term loan made to the borrowers by Bank of America, N.A., Lehman Commercial Paper Inc. and certain other lenders) in connection with the purchase of certain assets related to the Oxford Realty Financial Group) of at least 1.50 to 1.0 while such term loan is outstanding. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) (or such amounts as may be necessary for AIMCO to maintain our status as a REIT), imposes minimum net worth requirements and provides other financial covenants related to certain of AIMCO's assets and obligations. NHP Management Company, AIMCO/Bethesda Holdings, Inc. and AIMCO Holdings, LLP are subsidiaries of AIMCO.

(4)      PURPOSE OF TRANSACTION.

                  AIMCO OP is in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by the Partnership. The purchase of Units provides AIMCO OP with an opportunity to increase its ownership interest in the Partnership's properties.

         AIMCO OP owns the general partner and thereby control the management of the Partnership. In addition, AIMCO OP owns the manager of the residential properties. AIMCO OP currently intends that it will hold the Units acquired and the Partnership will continue its business and operations substantially as they are currently being conducted.

                  Although the Reporting Persons have no present intention to do so, they may acquire additional Units or sell Units. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the prices previously paid for the Units, and may be for cash, limited partnership interests in AIMCO OP or other consideration. The Reporting Persons also may consider selling some or all of the units previously purchased to persons not yet determined, which may include their affiliates. The Reporting Persons may also buy the Partnership's properties, although they have no present intention to do so. There can be no assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period or at all.

                  The Reporting Persons do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; or any other material changes in the Partnership's structure or business. The Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership's properties. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related mortgage or security interest. However, the Reporting Persons expect that consistent with fiduciary obligations of the general partner of the partnership, the general partner will seek and review opportunities (including opportunities identified by the Reporting Persons) to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

                  The Reporting Persons have been advised that the possible future transactions the general partner of the Partnership expects to consider on behalf of the Partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the Partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which such general partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the Partnership and financial benefits accrue to the limited partners of the Partnership, the Reporting Persons will participate in those benefits to the extent of our ownership of Units. The Reporting Person's primary objective in acquiring Units is to generate a profit on the investment represented by those Units.

(5)      INTEREST IN SECURITIES OF THE ISSUER.

                  AIMCO directly owns 3,926 Units and AIMCO OP directly owns 13,216 Units (an aggregate of 17,142 Units) representing 10.00% and 33.64% of the outstanding Units (an aggregate of 43.63%), based on the 39,287 Units outstanding on April 24, 2000.

                  AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 13,216 Units directly owned by it; (ii) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 13,216 Units owned by AIMCO OP; and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 13,216 Units directly owned by AIMCO OP and 3,926 Units it directly owns.

(6) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(7)      MATERIAL TO BE FILED AS EXHIBITS.


                  (a) Second Amended and Restated Credit Agreement, dated as of September 20, 2000, among AIMCO Properties, L.P., NHP Management Company, AIMCO/Bethesda Holdings, Inc., Bank of America N.A. and several other lenders. (Exhibit (e) to AIMCO's Schedule 13D for Oxford Tax Exempt Fund II Limited Partnership, dated September 20, 2000, is incorporated herein by this reference.)

                  (z)(1) Agreement of Joint Filing among AIMCO OP, AIMCO-GP and AIMCO. (Previously filed with the Schedule 13D.)

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2000
                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)

                                        By: /s/ Patrick J. Foye
                                           -----------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                           -----------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                           -----------------------------
                                             Patrick J. Foye
                                             Executive Vice President

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

         The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO") and AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. Unless otherwise indicated, the business address of each executive officer and director is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                     NAME                                                     POSITION
                     ----                                                     --------

Terry Considine................................ Chairman of the Board of Directors and Chief Executive
                                                Officer
Peter K. Kompaniez............................. Vice Chairman, President and Director
Thomas W. Toomey............................... Chief Operating Officer
Harry G. Alcock................................ Executive Vice President and Chief Investment Officer
Joel F. Bonder................................. Executive Vice President, General Counsel and Secretary
Patrick J. Foye................................ Executive Vice President
Lance J. Graber................................ Executive Vice President--Acquisitions
Steven D. Ira.................................. Co-Founder and Executive Vice President
Paul J. McAuliffe.............................. Executive Vice President and Chief Financial Officer
James N. Bailey................................ Director
Richard S. Ellwood............................. Director
J. Landis Martin............................... Director
Thomas L. Rhodes............................... Director



                     NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                                   ---------------------------------------------

Terry Considine................................ Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO since July 1994.
                                                Mr. Considine serves as Chairman of the Board of Direc
                                                tors and Chief Executive Officer of American Land Lease,
                                                Inc. (formerly Asset Investors Corporation and Commercial
                                                Assets, Inc.), a public real estate investment trust.  Mr.
                                                Considine has been and remains involved as a principal in
                                                a variety of other business activities.

                     NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                                   ---------------------------------------------

Peter K. Kompaniez............................. Mr. Kompaniez has been Vice Chairman of the Board of
                                                Directors of AIMCO since July 1994 and was appointed
                                                President in July 1997.  Mr. Kompaniez has also served as
                                                Chief Operating Officer of NHP Incorporated ("NHP"),
                                                which was acquired by AIMCO in December 1997.  From
                                                1986 to 1993, he served as President and Chief Executive
                                                Officer of Heron Financial Corporation ("HFC"), a United
                                                States holding company for Heron International, N.V.'s real estate and related assets.  While at HFC, Mr. Kompaniez
                                                administered the acquisition, development and disposition
                                                of approximately 8,150 apartment units (including 6,217
                                                units that have been acquired by AIMCO) and 3.1 million
                                                square feet of commercial real estate.

Thomas W. Toomey............................... Mr. Toomey served as Senior Vice President -- Finance and
                                                Administration of AIMCO from January 1996 to March
                                                1997, when he was promoted to Executive Vice President --
                                                Finance and Administration.  Mr. Toomey served as
                                                Executive Vice President -- Finance and Administration
                                                until December 1999, when he was appointed Chief
                                                Operating Officer.  From 1990 until 1995, Mr. Toomey
                                                served in a similar capacity with Lincoln Property Com
                                                pany ("LPC") as Vice President/Senior Controller and
                                                Director of Administrative Services of Lincoln Property
                                                Services where he was responsible for LPC's computer
                                                systems, accounting, tax, treasury services and benefits
                                                administration.  From 1984 to 1990, he was an audit
                                                manager with Arthur Andersen & Co. where he served real
                                                estate and banking clients.  Mr. Toomey received a B.S. in
                                                Business Administration/Finance from Oregon State
                                                University.

Harry G. Alcock................................ Mr. Alcock served as a Vice President of AIMCO from
                                                July 1996 to October 1997, when he was promoted to
                                                Senior Vice President -- Acquisitions.  Mr. Alcock served
                                                as Senior Vice President -- Acquisitions until October 1999, when he was promoted to Executive Vice President and
                                                Chief Investment Officer.  Mr. Alcock has had responsibil
                                                ity for acquisition and financing activities of AIMCO since
                                                July 1994.  From June 1992 until July 1994, Mr. Alcock
                                                served as Senior Financial Analyst for PDI and HFC.  From
                                                1988 to 1992, Mr. Alcock worked for Larwin Development
                                                Corp., a Los Angeles-based real estate developer, with
                                                responsibility for raising debt and joint venture equity to fund land acquisition and development.  From 1987 to
                                                1988, Mr. Alcock worked for Ford Aerospace Corp.  He
                                                received his B.S. from San Jose State University.

                     NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                                   ---------------------------------------------

Joel F. Bonder................................. Mr. Bonder was appointed Executive Vice President,
                                                General Counsel and Secretary of AIMCO effective
                                                December 1997.  Prior to joining AIMCO, Mr. Bonder
                                                served as Senior Vice President and General Counsel of
                                                NHP from April 1994 until December 1997.  Mr. Bonder
                                                served as Vice President and Deputy General Counsel of
                                                NHP from June 1991 to March 1994 and as Associate
                                                General Counsel of NHP Incorporated from 1986 to 1991.
                                                From 1983 to 1985, Mr. Bonder practiced with the Wash
                                                ington, D.C. law firm of Lane & Edson, P.C. and from
                                                1979 to 1983 practiced with the Chicago law firm of Ross
                                                and Hardies.  Mr. Bonder received a B.A. from the Univer
                                                sity of Rochester and a J.D. from Washington University
                                                School of Law.

Patrick J. Foye................................ Mr. Foye was appointed Executive Vice President of
                                                AIMCO in May 1998.  He is responsible for acquisitions of
                                                partnership securities, consolidation of minority interests, and corporate and other acquisitions.  Prior to joining
                                                AIMCO, Mr. Foye was a Merger and Acquisitions Partner
                                                in the law firm of Skadden, Arps, Slate, Meagher & Flom
                                                LLP from 1989 to 1998 and was Managing Partner of the
                                                firm's Brussels, Budapest and Moscow offices from 1992
                                                through 1994.  Mr. Foye is also Deputy Chairman of the
                                                Long Island Power Authority and serves as a member of the
                                                New York State Privatization Council.  He received a B.A.
                                                from Fordham College and a J.D. from Fordham Law
                                                School and was Associate Editor of the Fordham Law
                                                Review.

Lance J. Graber................................ Mr. Graber was appointed Executive Vice President --
                                                Acquisitions of AIMCO in October 1999.  His principal
                                                business function is acquisitions.  Prior to joining AIMCO,
                                                Mr. Graber was an Associate from 1991 through 1992 and
                                                then a Vice President from 1992 through 1994 at Credit
                                                Suisse First Boston engaged in real estate financial advisory services and principal investing.  He was a Director there from 1994 to May 1999, during which time he supervised
                                                a staff of seven in the making of principal investments in hotel, multi-family and assisted living properties.  Mr.
                                                Graber received a B.S. and an M.B.A. from the Wharton
                                                School of the University of Pennsylvania.

                     NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                                   ---------------------------------------------

Steven D. Ira.................................. Mr. Ira is a Co-Founder of AIMCO and has served as
                                                Executive Vice President -- Property Operations of AIMCO
                                                since July 1994.  From 1987 until July 1994, he served as
                                                President of Property Asset Management ("PAM").  Prior
                                                to merging his firm with PAM in 1987, Mr. Ira acquired
                                                extensive experience in property management.  Between
                                                1977 and 1981 he supervised the property management of
                                                over 3,000 apartment and mobile home units in Colorado,
                                                Michigan, Pennsylvania and Florida, and in 1981 he joined
                                                with others to form the property management firm of
                                                McDermott, Stein and Ira.  Mr. Ira served for several years on the National Apartment Manager Accreditation Board
                                                and is a former president of both the National Apartment
                                                Association and the Colorado Apartment Association.  Mr.
                                                Ira is the sixth individual elected to the Hall of Fame of the
                                                National Apartment Association in its 54-year history.  He holds a Certified Apartment Property Supervisor (CAPS)
                                                and a Certified Apartment Manager designation from the
                                                National Apartment Association, a Certified Property
                                                (CPM) designation from the National Institute of Real
                                                Estate Management (IREM) and he is a member of the
                                                Boards of Directors of the National Multi-Housing Council,
                                                the National Apartment Association and the Apartment
                                                Association of Greater Orlando.  Mr. Ira received a B.S.
                                                from Metropolitan State College in 1975.

Paul J. McAuliffe.............................. Mr. McAuliffe has been Executive Vice President of
                                                AIMCO since February 1999 and was appointed Chief
                                                Financial Officer in October 1999.  Prior to joining
                                                AIMCO, Mr. McAuliffe was Senior Managing Director of
                                                Secured Capital Corp and prior to that time had been a
                                                Managing Director of Smith Barney, Inc. from 1993 to
                                                1996, where he was senior member of the underwriting
                                                team that lead AIMCO's initial public offering in 1994.  Mr.
                                                McAuliffe was also a Managing Director and head of the
                                                real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan
                                                Stanley & Co., Inc. where he worked from 1983 to 1990.
                                                Mr. McAuliffe received a B.A. from Columbia College and
                                                an M.B.A. from University of Virginia, Darden School.

                     NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                                   ---------------------------------------------

James N. Bailey................................ Mr. Bailey was appointed a  Director of AIMCO in 1999.
Cambridge Associates, Inc.                      In 1973, Mr. Bailey co-founded Cambridge Associates,
1 Winthrop Square, Suite 500                    Inc., which is an investment consulting firm for nonprofit
Boston, MA 02110                                institutions and wealthy family groups. He is also co-
                                                founder, treasurer and director of The Plymouth Rock
                                                Company, Direct Response Corporation and Homeowners's
                                                Direct Corporation, all United States personal lines
                                                insur ance company. He received his MBA and JD degrees in
                                                1973 from Harvard Business School and Harvard Law School.

Richard S. Ellwood............................. Mr. Ellwood was appointed a director of AIMCO in July
12 Auldwood Lane                                1994.  Mr. Ellwood is currently Chairman of the Audit
Rumson, NJ 07660                                Committee and a member of the Compensation Committee.
                                                Mr. Ellwood is the founder and President of R.S. Ellwood
                                                & Co., Incorporated, a real estate investment banking firm.
                                                Prior to forming R.S. Ellwood & Co., Incorporated in 1987,
                                                Mr. Ellwood had 31 years experience on Wall Street as an
                                                investment banker, serving as:  Managing Director and
                                                senior banker at Merrill Lynch Capital Markets from 1984
                                                to 1987; Managing Director at Warburg Paribas Becker
                                                from 1978 to 1984; general partner and then Senior Vice
                                                President and a director at White, Weld & Co. from 1968
                                                to 1978; and in various capacities at J.P. Morgan & Co.
                                                from 1955 to 1968.  Mr. Ellwood currently serves as
                                                director of Felcor Lodging Trust, Incorporated and Florida
                                                East Coast Industries, Inc.

J. Landis Martin............................... Mr. Martin was appointed a director of AIMCO in July
199 Broadway                                    1994 and became Chairman of the Compensation Commit
Suite 4300                                      tee on March 19, 1998.  Mr. Martin is a member of the
Denver, CO 80202                                Audit Committee.  Mr. Martin has served as President and
                                                Chief Executive Officer of NL Industries, Inc., a manufac
                                                turer of titanium dioxide since 1987. Mr. Martin has
                                                served as Chairman of Tremont Corporation ("Tremont"), a
                                                holding company operating through its affiliates Titanium
                                                Metals Corporation ("TIMET") and NL Industries, Inc.
                                                ("NL"), since 1990 and as Chief Executive Officer and a
                                                director of Tremont since 1988. Mr. Martin has served as
                                                Chairman of TIMET, an integrated producer of titanium
                                                since 1987 and Chief Executive Officer since January,
                                                1995. From 1990 until its acquisition by a predecessor of
                                                Halliburton Company ("Halliburton") in 1994, Mr. Martin
                                                served as Chairman of the Board and Chief Executive
                                                Officer of Baroid Corporation, an oilfield services com
                                                pany. In addition to Tremont, NL and TIMET, Mr. Martin is
                                                a director of Halliburton, which is engaged in the petro
                                                leum services, hydrocarbon and engineering industries,
                                                and Crown Castle International Corporation, a
                                                communications company.

                     NAME                                   PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                                   ---------------------------------------------

Thomas L. Rhodes............................... Mr. Rhodes was appointed a Director of AIMCO in July
215 Lexington Avenue                            1994 and is currently a member of the Audit and Compen
4th Floor                                       sation Committees.  Mr. Rhodes has served as the President
New York, NY 10016                              and Director of National Review magazine since November
                                                1992, where he has also served as a Director since 1988.
                                                From 1976 to 1992, he held various positions at Goldman,
                                                Sachs & Co. and was elected a General Partner in 1986 and
                                                served as a General Partner from 1987 until November
                                                1992. He is currently Vice-Chairman of the Board of
                                                Directors of American Land Lease, Inc. He also serves as
                                                a Director of Delphi Financial Group and its
                                                subsidiaries, Delphi International Ltd., Oracle
                                                Reinsurance Company and The Lynde and Harry Bradley
                                                Foundation.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

(a)      Second Amended and Restated Credit Agreement, dated as of September 20,
         2000, among AIMCO Properties, L.P., NHP Management Company,
         AIMCO/Bethesda Holdings, Inc., Bank of America N.A. and several other lenders. (Exhibit (e) to AIMCO's Schedule 13D for Oxford Tax Exempt
         Fund II Limited Partnership, dated September 20, 2000, is incorporated herein by this reference.)

(z)(1)   Agreement of Joint Filing among AIMCO, AIMCO-GP, and AIMCO OP.
         (Previously filed with the Schedule 13D.)